UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-42299

SAMFINE CREATION HOLDINGS GROUP LIMITED

(Registrant’s Name)

Flat B, 8/F, Block 4
Kwun Tong Industrial Centre
436-446 Kwun Tong Road
Kwun Tong, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Samfine Creation Holdings Group Limited (the “Company”) announced with deepest sorrow that, on January 24, 2025, it became aware that Mr. Suen To Wai, an independent director of the Company, chairman of the audit committee of the Board of Directors of the Company (the “Board”), and a member of the nominating and corporate governance committee and compensation committee of the Board, has passed away.

We would like to express our greatest appreciation for Mr. Suen’s valuable contribution to the Company and convey our sincere condolences to his family and friends.

As a result of Mr. Suen’s passing, on February 7, 2025, the Board appointed Mr. Chan Chung Ho as an independent director of the Company, chairman of the audit committee of the Board, and a member of the nominating and corporate governance committee and compensation committee of the Board with effect on the same date. The Board determined that Mr. Chan qualifies as independent director in accordance with the published listing requirements of NASDAQ.

Mr. Chan Chung Ho, aged 34, has over 10 years of experience in the auditing and accounting profession. He has been the assistant finance manager of Eagle Nice (EAG) Limited, a wholly-owned subsidiary of Eagle Nice (International) Holdings Limited, the shares of which are listed on The Stock Exchange of Hong Kong Limited (stock code: 2368), between February 2021 and April 2024. He worked at Deloitte Touche Tohmatsu with his last position being a senior in audit and assurance department between March 2016 and January 2021. He worked at Fok Chan Leung Wan CPA Limited with his last position being an audit semi-senior between March 2013 and December 2015.

Mr. Chan graduated with a bachelor of business administration (honours) in accounting from the Hong Kong Metropolitan University (formerly the Open University of Hong Kong) in June 2013. He is a practising member of The Hong Kong Institute of Certified Public Accountants and an associate of the Institute of Chartered Accountants in England and Wales.

Mr. Chan has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which he had, or will have, a direct or indirect material interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAMFINE CREATION HOLDINGS GROUP LIMITED

By:	/s/ Wing Wah Cheng, Wayne
Name:	Wing Wah Cheng, Wayne
Title:	Chairman of the Board, Executive Director and Chief Executive Officer

Date: February 7, 2025

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